UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: September 27, 2011

___________________________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON OCTOBER 24, 2011

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Monday, October 24, 2011 at 11:00 a.m. local time, at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel- Aviv, Israel, for the following purposes:

A)	To amend the Articles of Association of the Company, as described in the annexed Proxy Statement;

B)
Subject to the approval of item A above, to amend the letter of indemnification to be granted by the Company to each of its present and future directors and officers, as described in the annexed Proxy Statement;

C)
To re-approve the terms of employment of, and compensation to be paid to, the Company's director and Executive Vice President, Business & Strategy, Mr. Yotam Stern, who holds a controlling interest in the Company;

D)
To approve the grant of options to the Company’s Active Chairman of the Board, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern - who both hold a controlling interest in the Company – pursuant to the Company’s 2003 Share Option Plan;

E)	To re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2012 annual general meeting of shareholders;

F)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2012 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and

G)	To receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2010.

Shareholders of record at the close of business on September 26, 2011, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

The proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel prior to the beginning of the Meeting, to be validly included in the tally of ordinary shares voted at the Meeting.

By Order of the Board of Directors,

RAFI AMIT		ROY PORAT
Active Chairman of the Board of Directors		Chief Executive Office

September 27, 2011

____________________

PROXY STATEMENT
____________________

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares" or "Shares"), of Camtek Ltd. (“We", “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2011 Annual General Meeting of Shareholders (the "Annual General Meeting" or the “Meeting”), or at any adjournment thereof,  pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The Meeting will be held on Monday, October 24, 2011 at 11:00 a.m. (Israel time), at the offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about September 27, 2011.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:  (A)  to amend the Articles of Association of the Company, as described in this Proxy Statement; (B) subject to the approval of item A above, to amend the letter of indemnification to be granted by the Company to each of its present and future directors and officers, as described in this Proxy Statement; (C)to re-approve the terms of employment of, and compensation to be paid to, the Company's director and Executive Vice President, Business & Strategy, Mr. Yotam Stern, who holds a controlling interest in the Company; (D) to approve the grant of options to the Company’s Active Chairman of the Board, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern - who both hold a controlling interest in the Company – pursuant to the Company’s 2003 Share Option Plan; (E) to re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2012 annual general meeting of shareholders; (F) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2012 annual general meeting of shareholders and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and (G) additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2010 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on September 26, 2011, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. The failure to make a specification will be treated as a non-vote, which would be in essence a vote "against" any proposal that requires a majority of the quorum to approve such proposal. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 27, 2011, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half an hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Annual General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 1, 2011, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	17,723,337	59.65%
Rafi Amit(2)	17,792,272	59.89%
Yotam Stern(3)	17,844,087	60.06%
Directors and executive officers as a group (12 persons)(4)	18,252,708	61.44%
Avigdor Willenz	1,604,758	5.40%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of September 1,  2011, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Proxy Statement, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of September1, 2011, is 222,113.

(2)
Mr. Amit directly owns 47,310 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 107,300 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 307,258 of our ordinary shares (and 222,113 options which have vested or will vest within 60 days of September 1, 2011). Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person which have vested or will vest within 60 days of September 1, 2011) and have therefore not been listed separately.

ITEM A

AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Pursuant to recent amendments to the Israeli Companies Law of 5759-1999 (the “Companies Law”) and the Israeli Securities Law of 5728-1968 (the "Securities Law"), the Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

The sanctions discussed in the Companies Law and the Securities Law include, inter alia, monetary sanctions and obligations to pay compensation for damages suffered by the injured persons.

The Company’s Board of Directors believes that approval of such amendment to the Articles of Association is in the best interests of the Company, as it sets the legal corporate framework that will allow us to continue to be able to indemnify and insure our officers and directors to the full extent permitted by law, in accordance with the aforementioned recent amendments. Such indemnification and insurance will assist us in attracting and retaining highly qualified directors and officers who, through their efforts and expertise, can make a significant contribution to our success.

Other amendments we propose align certain requirements, including, inter alia, procedural requirements with respect to meetings of the Company's Board of Directors, to the Companies Law, pursuant to Amendment No. 16, which has recently come into effect.

The Company’s Board of Directors approved, subject to the approval of the Company’s shareholders, the amendments to the Company’s Articles of Association (the "Articles") as set forth in Annex A hereto (marked to show the extent of the proposed amendments).

At the Meeting, shareholders will be asked to approve the amendments to the Articles as set forth in Annex A concerning, among others:

Amendment of certain procedural and other requirements, including with respect to meetings of the Company's Board of Directors, pursuant to Amendment No. 16 to the Companies Law; and

Inclusion and amendment to the Articles authorizing the Company, among other matters, to indemnify its officers and directors for and to insure them against: (i) reasonable litigation expenses, including attorney’s fees, incurred in connection with a financial sanction; (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law.

As a general rule, the Companies Law provides that the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required to approve the amendment to the Articles. However, according to a specific provision of the Companies law, in a public company where an office holder is also a controlling shareholder, as such term is defined in the Companies Law, a resolution to include in a company's articles of association provisions allowing exemption, indemnification and insurance of office holders, requires, in addition to the majority required for amending the articles of association, the approval of the shareholders by the following special majority, in order for such resolution to be effective with respect to officers and directors who are deemed to be controlling shareholders: (i) at least 50% of the shares held by shareholders who do not have a personal interest in the matter, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of Shares held by shareholders who do not have a personal interest in the matter and who vote against this proposal represent not more than 2% of all the voting rights in the Company. As a result of a voting agreement signed between shareholders of our parent company, Priortech Ltd. ("Priortech"), both Mr. Amit and Mr. Stern control Priortech and hence may be deemed controlling shareholders of the Company, as such term is defined in the Companies Law.

Under the Companies Law, a “personal interest” of a shareholder excludes an interest arising solely from the ownership of shares in the Company, but includes a personal interest of any of the following: (i) the shareholder's spouse or other family members; (ii) a corporation in which the shareholder (or a family member of the shareholder) holds directly or indirectly at least 5% of the equity; (iii) a corporation in which the shareholder (or a family member of the shareholder) is a director or chief executive officer; or (iv) a corporation in which the shareholder (or a family member of the shareholder) has the right to appoint at least one director or the chief executive officer. Pursuant to the Companies Law, in case a person is voting by proxy on behalf of another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion as to how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed will not create a personal interest. All shareholders are required to indicate either on the enclosed proxy card or, if present in person at the Meeting, prior to voting, whether or not they have a personal interest in this matter.

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the Articles of Association of the Company be amended as set forth in Annex A to the Notice and Proxy Statement dated September 27, 2011; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

AMENDMENT OF THE LETTER OF INDEMNIFICATION TO BE GRANTED TO THE COMPANY'S PRESENT AND FUTURE OFFICERS AND DIRECTORS

Subject to the approval by our shareholders of the amendments to the Articles, the Company’s Board of Directors and Audit Committee approved, subject to the approval of the Company’s shareholders, amendment of the Company’s indemnification letters to be granted to each of the Company's present and future directors and officers. These revisions would extend the indemnification and insurance of our officers and directors against certain liabilities, imposed under the Companies Law and the Securities Law, including under recent amendments thereto, as discussed in item A above.

Under the Companies Law, the grant of the letter of indemnification to each of our officers and directors must be approved by our Audit Committee and our Board of Directors, and – with respect to our directors only – also by our shareholders. Further, the grant of letter of indemnification to officers and directors who hold a controlling interest in us requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval by special majority.

Our Audit Committee and Board of Directors believe that approval of the amendment of the letter of indemnification is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success.

Provided that the amendments to our Articles, as detailed under item A above, are approved at the Meeting, shareholders will be asked to approve the amendment of the letter of indemnification to be granted to each of the Company's present and future officers and directors, in the form attached as Annex B hereto (marked to show the extent of the proposed amendments in respect of the current letter of indemnification). This form of letter of indemnification will replace the current form of letter of indemnification that was adopted by the Company’s shareholders on March 9, 2000.

Hence, if the proposal under item A above is approved but the proposal under this item B is not approved, the letter of indemnification in the form attached as Annex B may be granted to each of the Company's present and future officers (but not to our directors), while the indemnification rights of our directors shall continue to be governed by the current letter of indemnification, previously approved by the shareholders on March 9, 2000.

The letter of indemnification, as proposed to be amended in the form attached as Annex B, provides, among other matters, indemnification of the Company's officers and directors for: (i) reasonable litigation expenses, including attorney's fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law.

The Company’s Audit Committee and Board of Directors further determined that the indemnification undertaking is limited to those events which are foreseeable in light of the Company's activities at the time such undertaking is granted, and that the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the letter of indemnification, as proposed to be amended in the form attached as Annex B, shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification.  Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company's D&O Insurance Policy, as shall be in effect from time to time.

The letter of indemnification will continue to provide our directors and officers with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law.

The letter of indemnification is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

As a general rule, the Companies Law provides that the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required to approve the amendment to the letter of indemnification. However, according to a specific provision of the Companies Law, in order for such resolution to be effective with respect to officers and directors who are deemed to be controlling shareholders, such vote shall also include (i) at least 50% of the shares held by shareholders who do not have a personal interest in the matter, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of Shares held by shareholders who do not have a personal interest in the matter and who vote against this proposal represent not more than 2% of all the voting rights in the Company. As a result of a voting agreement signed between shareholders of Priortech, both Mr. Amit and Mr. Stern control Priortech and hence may be deemed controlling shareholders of the Company, as such term is defined in the Companies Law. Hence, the aforementioned special majority is required in order for the Company to be able to grant the amended letter of indemnification to each of them.

For clarification, unless both items A and B are approved by special majority, the indemnification rights of Messrs. Amit and Stern shall continue to be governed by the current letter of indemnification, previously approved by the shareholders on March 9, 2000.  If both items A and B are approved by special majority, Messrs. Amit and Stern shall be entitled to receive the new form letter of indemnification.

It is proposed that at the Meeting, subject to the approval of item A above, the following resolution be adopted:

 “RESOLVED, that the Company's letter of indemnification be amended as set forth in Annex B to the Notice and Proxy Statement dated September 27, 2011; and that the Company shall grant such letter of indemnification to each of the Company's present and future directors."

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

REAPPROVAL OF THE TERMS OF EMPLOYMENT OF, AND COMPENSATION TO BE
PAID TO, THE COMPANY'S DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS &
STRATEGY, MR. YOTAM STERN, WHO HOLDS A CONTROLLING INTEREST IN THE COMPANY

Under a previously approved employment structure, Mr. Yotam Stern acts for the Company as Executive Vice President – Business & Strategy on a 60% time basis, while his annual salary is set at $85,000. Mr. Stern is also entitled to receive a yearly bonus in a sum of up to $72,000. The entitlement and amount of the yearly bonus shall be set by the Company's Compensation Committee at the end of each calendar year in accordance with the Company's achievements measured against criteria determined annually by the Compensation Committee.

Pursuant to a certain amendment included in Amendment No. 16 to the Companies Law, which became effective mid May 2011 (the "Effective Date"), all transactions of the Company concerning the terms of employment of controlling shareholders, who also serve as officers of the Company, must be determined not less frequent than every three years. Nevertheless, according to a transitional provision, such transactions already approved by the shareholders prior to the Effective Date will be considered approved until the latest of: (1) mid November 2011, being the end of six months following the Effective Date; or (2) the first annual general meeting of shareholders held after the Effective Date; or (3) the end of three years following the date of prior approval of the transaction. As Mr. Stern is deemed, together with others, to control us, and considering the fact that his terms of employment were last approved by our shareholders in May 2005, in accordance with the above-mentioned transitional provision, his terms of employment should be re-approved by the shareholders by mid November and therefore, are brought before shareholders in the Meeting.

For clarification, all of Mr. Stern's employment terms will remain in effect in accordance with the current Employment Agreement between Mr. Stern and the Company, including changes as abovementioned, which were previously approved by our Shareholders in May 2005, to be effective as of September 1, 2004.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. This includes cash compensation as well as compensation in other forms.

In accordance with the provisions of the Companies Law, the Company’s Audit Committee and Board of Directors (with Mr. Stern and Mr. Amit, who is also deemed to control us as a result of his control, together with Mt. Stern and others, of Priortech, not participating) resolved to reapprove the current employment and compensation structure for Mr. Stern going forward, for a term of three years, subject to the approval of the Company’s Annual General Meeting.

As Mr. Stern holds a controlling interest in the Company, the Companies Law requires a special shareholders’ vote for approval of his compensation: the affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, which shall also include (i) at least 50% of the shares held by shareholders who do not have a personal interest in the matter, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of shares held by Shareholders who do not have a personal interest in the matter and who vote against this proposal represent not more than 2% of the voting rights in the Company.

It is proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that the current employment and compensation structure of our Vice President Business & Strategy, Mr. Yotam Stern, be re-approved.”

The Board of Directors recommends a vote FOR the re-approval of the employment and compensation structure for Mr. Stern. As Mr. Stern has a personal interest in the foregoing proposed resolution, Mr. Stern has refrained from making a recommendation with respect to such resolution.

ITEM D

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY'S ACTIVE
CHAIRMAN OF THE BOARD, MR. RAFI AMIT, AND TO THE COMPANY'S
DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY, MR.
YOTAM STERN – WHO BOTH HOLD A CONTROLLING INTEREST IN THE
COMPANY – PURSUANT TO THE COMPANY'S 2003 SHARE OPTION PLAN

On October 28, 2003, the Company adopted the 2003 Share Option Plan for the grant of options, each of which imparts the right to an Ordinary Share of the Company, to its selected employees, officers, directors and consultants of the Company.

Mr. Rafi Amit is Camtek’s Active Chairman of the Board. Mr. Yotam Stern serves as our director as well as our Executive Vice President, Business & Strategy. As a result of a voting agreement signed between shareholders of Priortech, both Mr. Amit and Mr. Stern control Priortech and hence may be deemed controlling shareholders of the Company, as such term is defined in the Companies Law.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. This includes compensation in the form of options.

The Company’s Audit Committee and Board of Directors have approved in separate resolutions, each dated January 23, 2011, subject to the ratification and approval of the shareholders, the grant of 50,000 options to Mr. Rafi Amit and the grant of 30,000 options to Mr. Yotam Stern, effective as of the date of such resolutions, i.e. January 23, 2011 (the “Grant Date”), pursuant to the Company’s 2003 Share Option Plan, with: (i) an exercise price of $3.76 per each option, being the closing price of the Share on the Nasdaq Stock Market on the date immediately preceding the resolutions' date (January 22, 2011); and (ii) a vesting period of four years, 1/2 to vest on the second anniversary of the Grant Date, and each 1/8 of the remaining options to vest at the end of each 3 subsequent months following the second anniversary of the Grant Date. Both the Audit Committee and Board of Directors have taken into consideration, when resolving to grant the options to Messrs. Amit and Stern, subject to shareholders' approval, the fact that the Company did not grant options and/or restricted stock units (RSUs) to either of them for many years. Further, the proposed numbers of options are in line with the numbers of options approved by the Company for grant to other senior members of the Company's management.

As both Mr. Amit and Mr. Stern hold a controlling interest in the Company, the Companies Law requires a special shareholders’ vote for approval of their grant of options: the affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, which shall also include (i) at least 50% of the shares held by shareholders who do not have a personal interest in the matter, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of shares held by Shareholders who do not have a personal interest in the matter and who vote against this proposal represent not more than 2% of the voting rights in the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the grant of 50,000 and 30,000 options to Messrs. Rafi Amit and Yotam Stern, respectively, be approved, effective as of January 23, 2011, pursuant to the Company’s 2003 Share Option Plan, as approved by the Audit Committee and the Board of Directors pursuant to their respective resolutions dated January 23, 2011."

ITEM E

RE-ELECTION OF DIRECTORS

Pursuant to the Articles, the Board of Directors shall consist of no less than five (5) and no more than ten (10) directors. The number of directors who presently serve as members of the Board of Directors is five.

Of the five directors, three directors are considered independent directors under the Nasdaq Marketplace Rules ("Nasdaq Rules"), two of whom were re-elected to serve another three year term as external directors, as required under the Companies Law, at the 2009 annual general meeting of shareholders. Further, under the Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Companies Law). Our Board of Directors has determined that it will include at least two directors who have such "accounting and financial expertise". Our Board of Directors has determined that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Eran Bendoly and Ms. Gabriela Heller have the requisite "accounting and financial expertise".

Directors of the Company, who are not appointed to serve as external directors under the Companies Law, commence serving upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

The three directors of the Company who are not external directors are nominated for reelection to the Board of Directors, following the recommendation of such nominees to the Board by the Company's independent directors in accordance with Nasdaq Rules (Mr. Eran Bendoly, one of the three nominees, is considered an independent director under the Nasdaq Rules and did not participate in the recommendation with respect to his nomination). The following is a brief biography of the three, based upon the records of the Company and information furnished to it by them:

Rafi Amit is serving as our Active Chairman of the Board of Directors since August 2010. Mr. Amit has served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since 1987 and until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served as an executive of the Company since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors since May 2009 and until August 2010. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and until 2003 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements.

The Company has received declarations from all three nominees, confirming their qualifications under the Companies Law to be elected as directors of the Company.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. Our directors, who are not external directors (within the meaning of the Companies Law), receive compensation as provided in regulations adopted under the Companies Law, except that Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors.Our Audit Committee and Board of Directors have determined, in separate resolutions adopted in 2008, that the payment of a director's fee to all of our directors, who are not external directors, currently serving or who will be serving as directors from time to time, will be equal to the fixed statutory amount set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an External Director) – 2000. As said fixed statutory amount does not exceed the maximum amount set forth in the above-mentioned regulations, such resolutions were exempt from shareholders' approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be re-elected to the Board of Directors of the Company, each of them for a term ending on the conclusion of the Annual General Meeting of 2012."

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.
The Audit Committee recommends the reappointment of Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders (instead of the Company's former auditor, Baker Tilly, Horowitz Idan Goldstein Sabo Tevet). Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The following is the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2010:

Audit fees………………… $230,000.

The affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is necessary for the reappointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, (i) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as joint independent auditors of the Company until the conclusion of the 2012 annual general meeting of shareholders, while Somekh Chaikin will be a sole auditor for all SEC filings and reporting; and (ii) to authorize the Board of Directors of the Company to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM G

RECEIPT AND CONSIDERATION OF THE AUDITORS' REPORT AND THE
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 will be presented. We will hold a discussion with respect thereto at the Meeting, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2010 (filed with the Securities and Exchange Commission on April 7, 2011), may be viewed on our website – www.camtek.co.il – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

RAFI AMIT		ROY PORAT
Active Chairman of the Board of Directors		Chief Executive Office

September 27, 2011

Annex A

THE COMPANIES LAW, 5759-1999

ARTICLES

OF

CAMTEK LTD.

1.	INTERPRETATION AND DEFINITIONS

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

including	including without limitation

The Companies Law	the ~~Company~~ Companies Law, 5759-1999, as shall be in effect from time to time, and the Regulations.

The Office	the registered office of the Company.

Majority	(1)
with respect to voting at meetings of the Shareholders - a simple majority determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2)
with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

Officer	an Office Holder (“Noseh Misra”), as defined in the Companies Law.

Presenceof a Shareholder [at a General Meeting]	the presence of a Shareholder in person or by proxy.

Proxy Card	~~(“Ktav Hatzba'ah”)~~ as the term is used in the Companies Law (“Ktav Hatzba'ah”) or any other applicable law.

The Regulations	Regulations promulgated under the Companies Law, as shall be in effect from time to time.

Share Certificate	(“Te’udat Menaya”) as the term is used in the Companies Law.

1.2
Capitalized terms contained in these Articles shall have the meanings assigned to them herein; capitalized terms not defined herein shall have the meaning assigned thereto in the Companies Law, as ~~is~~ shall be in effect ~~at the time these Articles came into effect~~from time to time.

1.3	Sections 4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4	The captions contained in these Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation or construction of any provision hereof.

2.	THE NAME OF THE COMPANY

In Hebrew: קמטק בע"מ

In English: Camtek Ltd.

3.	THE OBJECTIVES OF THE COMPANY AND ITS PURPOSE

3.1	The Company may conduct any legal business.

3.2	The Company may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

4.	THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

4.1	The authorized share capital of the Company is NIS 1,000,000, divided into 100,000,000 Ordinary Shares of NIS 0.01 each. All Ordinary Shares issued by the Company shall be issued in registered form.

4.2
The rights attached to the Ordinary Shares will be all the rights in the Company, and Ordinary Shares shall entitle the holders thereof to vote at shareholders’ meetings and to participate, parri passu and in accordance with the nominal value of the Ordinary Shares held by such Shareholder, in distributions of dividends and in distributions of funds and surplus assets in the liquidation of the Company.

4.3
The Company may, by resolution adopted by a Majority of the Shareholders voting at the General Meeting, increase the authorized share capital of the Company, and may cancel authorized share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue such shares.

4.4
Subject to the provisions of the Companies Law, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the General Meeting, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, et cetera.

4.5
The Company may, by resolution adopted by a Majority of the Shareholders voting at a General Meeting, consolidate, divide and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	LIABILITY OF THE SHAREHOLDERS

5.1
The liability of a Shareholder for the obligations of the Company will be limited to the amount of the consideration (including the premium) for which his shares were issued to him, but not less than the par value of such shares; except in the event that said shares have been issued to him lawfully for a consideration which is below the par value, in which event his liability will be limited to the amount of the consideration for which said shares were issued to him.

5.2	The Company may not alter the liability of a Shareholder or obligate him to acquire additional shares, without his consent.

6.	AMENDING THE ARTICLES

6.1	The Company may amend these Articles by resolution of the Majority of the Shareholders voting at a Special Meeting, except as otherwise provided in the Companies Law.

6.2
Any amendment to these Articles will become effective on the date of the resolution adopting such amendment, unless the Companies Law or said resolution provides that such amendment will come into force at a later time.

6.3
The Company may not amend a provision contained in these Articles requiring a special majority to amend or to change these Articles or any provision hereof, except by a resolution of the General Meeting adopted by that majority.

7.	TRANSACTIONS WITH AN OFFICER OR A CONTROLLING PERSON

Subject to the provisions of the Companies Law, the Company may enter into a transaction with an Officer and/or a Controlling Person, or with another person with respect to which the Officer and/or the Controlling Person has a Personal Interest, provided that such transaction does not adversely affect the interests of the Company.

8.	EXEMPTION, INSURANCE AND INDEMNIFICATION

8.1	Granting an Exemption from the Duty of Care

The Company may grant an Officer, in advance, an~~Exemption~~ exemption from his liability, in whole or in part, for damages resulting from a breach of his duty of care to the Company, subject to and in accordance with the provisions of the Companies Law, and provided that the Company shall not exempt any Officer from liability arising from any of the following:

(a)
a breach of the duty of loyalty, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

(~~a~~b)	a breach of the duty of care made intentionally or recklessly (“pzizuth”), unless committed through mere negligence;

(~~b~~c)	any Action taken with the intention of making an unlawful personal gain~~profit~~; or

(~~c~~d)	a~~ny~~ fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings ~~or administrative pecuniary punishment~~ (“Kofer”) imposed on such Officer.

8.2	Insurance

(1)
The Company may, subject to and in accordance with the provisions of the Companies Law, enter into an insurance policy to insure all or part of the liability of any Officer ~~with respect to an obligation~~ imposed upon him by virtue of an Action taken by him in his capacity as an Officer, with respect to any of the ~~aforesaid~~following:

(~~1~~i)	Breach of duty of care to the Company, or to another person;

(~~2~~ii)	Breach of duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that such act~~the action~~ would not adversely affect the interests of the Company.

(~~3~~iii)	A financial obligation imposed upon the Officer in favor of another person.

(2)
Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the "Securities Law"), the Company may also enter into a contract to insure an Officer, in respect of each of the following:

(i)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(ii)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

8.3	Indemnification

~~(a)~~	~~The Company may, subject to and in accordance with the provisions of the Law, indemnify an Officer retroactively.~~

~~(b)~~	~~The Company may, subject to and in accordance with the provisions of the Law, undertake in advance to indemnify an Officer, provided that the undertaking will be limited as follows:~~

~~(1)~~	~~to such types of occurrences which, in the discretion of the Board of Directors, are foreseeable at the time at which the Company provides the undertaking for indemnification; and~~

~~(2)~~	~~to an amount which the Board of Directors shall have determined to be reasonable under the circumstances.~~

(~~c~~a)
Subject to the provisions of the Companies Law and the Securities Law, t~~T~~he Company may indemnify an Officer ~~as aforesaid~~ with respect to liabilities or expenses, as specified below, imposed ~~upon~~ on or incurred by him as a result of an Action taken ~~by virtue of his being an~~in his capacity as an Officer, as follows:

(1)	A financial liability imposed upon him in favor of another person~~in~~ by a court judgment, including a judgment given by way of compromise, or an arbitration award approved by ~~a~~ court;

(2)
Reasonable litigation expenses, including~~legal~~ attorney's fees, incurred by the Officer or imposed upon him by a court, in a claim filed against him by the Company or on the Company’s behalf, or by another person, or in connection with a criminal charge ~~of~~ from which he ~~has been~~was acquitted, or a criminal charge in which he was convicted of an offense that~~which~~ does not require proof of criminal intent (mens rea); ~~.~~

(3)
Reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by a competent authority, which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

(4)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(5)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(b)
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Officers, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

(c)
The Company may undertake to indemnify an Officer as aforesaid, (i) prospectively, provided that in respect of Article 8.3(a)(1), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (ii) retroactively.

The provisions of Articles 8.1, 8.2 and 8.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

9.        SECURITIES OF THE COMPANY

9.1       General

The Company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, Series of Debentures or other Securities.

9.2       Redeemable Securities

(a)           The Company may create and/or issue redeemable Securities.

(b)
The Company may attach to redeemable securities the characteristics of shares, including voting rights and/or rights to participate in profits of the Company and/or the right to receive dividends or bonus shares and/or other rights, or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times, in the form, and from the sources specified by resolution of the Company.

(d)
Redeemable Securities will not be deemed part of the equity of the Company, unless the right of the Company to redeem such Redeemable Securities has been limited to the winding-up of the Company after having satisfied all of the obligations of the Company to its creditors. In the event that the right of redemption has been limited as aforesaid, the provisions of sub-Article (c) above will not apply, and the Company may redeem such Redeemable Securities in the same fashion as it may acquire shares of the Company.

10.      ISSUANCE OF SECURITIES

10.1	The issuance of shares and other Securities shall be in the authority of the Board of Directors, subject to the provisions of the Companies Law.

10.2
The Board of Directors may issue shares and convertible Securities up to the limit of the authorized share capital of the Company, assuming the conversion of all convertible Securities at the time of their issuance.

10.3	The Board of Directors may issue shares for cash or for other consideration, against immediate or subsequent payment.

10.4
The Board of Directors may issue Debentures, Secured Debentures or Series of Debentures, within the scope of its authority to borrow on behalf of the Company. The aforesaid does not preclude the authority of the General Manager or any other person designated for such purpose by the Board of Directors to borrow on behalf of the Company and to issue Debentures, promissory notes, or bills of exchange within the limits of his authority.

10.5	The Board of Directors will not issue a share the consideration for which is not to be paid in full in cash, unless the consideration for the shares has been detailed in a written document.

10.6	The Board of Directors may issue shares at a price below their par value, subject to the provisions of the Companies Law.

10.7
The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscription and/or consent to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not. Such commission may be paid in cash and/or in shares and/or other Securities, or any combination thereof.

10.8	The Board of Directors will arrange for the registration of the issuance of shares in the Shareholders Register immediately upon their issuance.

11.      SHARE CERTIFICATE

11.1
A Shareholder registered in the Shareholders Register may receive from the Company, with respect to the fully paid-up shares registered in his name in the Shareholders Register, one (1) Share Certificate confirming such Shareholder's ownership in the shares registered in his name, or, if approved by the Board of Directors, several Share Certificates each for one or more of such shares.

11.2	A Share Certificate will be issued bearing the signatures of those persons authorized to sign on behalf of the Company.

11.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

11.4
In the event that a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place once the Shareholder requesting the replacement has fulfilled the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

11.5	The Board of Directors will determine the amount of the fee to be paid to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

11.6
The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Company's Share Certificates, except where the aforesaid is specified by the Regulations.

12.      RESERVED

13.      CALLS ON SHARES

13.1.
 The Board may, from time to time, at its discretion, make calls upon Shareholders in respect of any sum unpaid on their shares (hereinafter: an “Obligation”) which has become due or which is not, by the terms of issuance of which shares, payable at a fixed time. Each Shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. A call may contain a call for payment in installments.

13.2
Notice of any call shall specify the amount of the Obligation and shall be given in writing to the Shareholder(s) in question not less than fourteen (14) days prior to the time of payment as fixed therein, provided that at any time before the due date of any such payment the Board may, by a notice to the Shareholder(s), revoke such call, or postpone the designated date(s) of payment.

13.3
The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

13.4
If under the terms of issue of any share or otherwise, the payment in respect of such share is to be made in whole or in part by installments, whether such payment is at premium or at nominal value, then each such installment shall be paid to the Company on the due date for payment thereof, and it a call shall be deemed made by the Company with proper notice on such shares with respect to each such installment, and the provisions in these Articles which concern the call on shares shall be applicable to such installments.

13.5
Any Obligation shall bear interest from the date on which it is payable until actual payment thereof at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. Notwithstanding the aforementioned, the Board of Directors may waive the interest payments in whole or in part.

13.6
The Board of Directors may, upon adoption of a resolution to such effect, allow any Shareholder to prepay any amount not yet payable in respect of his shares, and may approve the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

13.7	The provision of this Article 13 shall in no way derogate from any rights or remedies the Company may have pursuant to these Articles or any applicable law.

14.      Charge, Forfeiture and Surrender

14.1
The Company shall have a charge, first in rank, over all the shares which are registered in the name of a shareholder but which are not fully paid, as well as over the proceeds from their sale, for the purpose of securing an Obligation of such a shareholder to the Company, whether personally or jointly with others, whether or not payment is due. The above mentioned charge shall apply to all the dividends declared from time to time on such shares, unless otherwise decided by the Board.

14.2
The Board of Directors may, upon the adoption of a resolution to such effect, forfeit any shares issued with respect to which an Obligation exists and has not been paid by its due date, and following such forfeiture may sell the forfeited shares.

16.       Transfer Of Shares

16.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Article 16.

16.2	Subject to the provisions of this Article 16, fully paid shares may be transferred without approval of the Board of Directors.

16.3	A share may be transferred in whole only, and not in part; however, if a share(s) has joint owners, any of the joint owners may transfer his rights in the share(s).

16.4
A transfer of shares shall require the delivery to the Company of a share transfer deed signed by the transferor and the transferee. If the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable. The transferor will remain a the owner of the shares to be transferred, until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

16.5	A share transfer deed will be in the form specified below or such similar or other form approved by the Board of Directors.

Share Transfer Deed

We, the undersigned, _____________________ of _____________ _________________ (hereinafter: the “Transferor”) hereby transfer to ______________ of _____________________________________ (hereinafter: the “Transferee”)  _______ Shares of NIS  ___ each in the undertaking called Camtek Ltd. to hold unto the Transferee, subject to the conditions under which we held the same immediately before the execution hereof, and we, the Transferee, do hereby agree to accept and take the said Shares subject to the conditions aforesaid.

In Witness Whereof we have affixed our signature on this ___ day of the month of ________ year 20__.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

16.6	The Board of Directors may:

(a)	refuse to transfer a share with respect to which an Obligation exists;

(b)	suspend the registration of share transfers in the 10 (ten) days prior to convening a General Meeting;

(c)
decline to recognize a share transfer deed until a Share Certificate for the shares transferred, or other proof that the Board of Directors may demand in order to clarify the ownership of the transferor, shall be attached to the shares being transferred;

(d)	decline to transfer shares until the Company has been paid a transfer fee as specified by the Board of Directors.

16.7
All Share Transfer Deeds will be delivered to the Company at the Office. A Share Transfer Deed which is recorded in the Shareholder Register will remain with the Company, and any Share Transfer Deed which the Board of Directors refuses or declines to approve will be returned, upon demand, to whomever delivered it to the Company, together with the Share Certificate, if delivered.

16.8	The person entitled to shares by an act of l~~L~~aw is entitled to be recorded in the Shareholders Register as a Shareholder thereof.

17.       The Organs Of The Company And Their Authority

17.1	The organs of the Company are:

(1)	The General Meeting;

(2)	The Board of Directors; and

(3)	The General Manager, if the Company has appointed a General Manager.

17.2	The authorities of the different organs of the Company will be as specified in the Companies Law and in these Articles.

17.3	Each organ of the Company has all the ancillary rights required for implementing his or its authority.

17.4	An authority not assigned in these Articles or in the Companies Law to another organ of the Company may be exercised by the Board of Directors, which shall have a residual authority.

17.5	An action taken without authority or in excess of authority may be approved retroactively by the proper organ of the Company.

18.       General Meeting

18.1	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)
If the shares of the Company have been offered to the public outside of Israel or are registered or listed for trade outside of Israel, a General Meeting may also be conducted outside of Israel if the Board of Directors so resolves.

18.2	Participation in the General Meeting

(a)	Subject to the provisions of the Companies Law, a Shareholder may participate in the General Meeting.

(b)
A Shareholder entitled to participate in a General Meeting will be one who is a Shareholder at the date determined by the Board of Directors, subject to the Provisions of the Companies Law and the Regulations.

(c)
A Shareholder who is not registered in the Shareholders Register and who wishes to vote at a General Meeting shall prove to the Company his ownership in the shares, in the method specified in the Regulations ~~promulgated under the  Law~~.

(d)
A Shareholder may be present at and participate and vote in a General Meeting either in person or by proxy, with respect to each share held by him; a Shareholder who is the registered owner of more than one share of the Company may appoint different proxies for different shares of which he is the registered owner, provided that with respect to each specific share, only one person - who may be either the Shareholder or a duly appointed proxy - may be present and vote at any General Meeting.

(e)	A legal entity may participate in a General Meeting by proxy.

(f)
In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at the General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)
A Shareholder shall designate a proxy by signing an instrument of proxy in the form specified below, or in a similar or customary form which is acceptable to the Board; or, if shares of the Company are traded outside of Israel, in a form which is in accordance with the applicable laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

To: _________(the Company)

Appointment Of Proxy

I/we the undersigned, ____________ of ____________, the owner of _____ Ordinary Shares in the Company, hereby appoint __________, ID / Company No. __________, or in his absence ___________, ID No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for the __ day of __________, ____, and in any adjourned meeting, with respect to _______ of my aforesaid Ordinary Shares.

In witness whereof, we have affixed our signature on this ___ day of _________, 20__.

_____________________
[Shareholder’s Signature]

(h)
The appointment of a proxy will be valid only if the proxy appointment notice is delivered to the Office or to another place specified by the Board of Directors 24 hours prior to the beginning of the meeting, unless otherwise determined by the Board of Directors.

(i)	If both a Shareholder and his proxy are present at a General Meeting with respect to the same shares, the appointment of the proxy shall be void with respect to such shares.

(j)
A vote cast in accordance with the instructions contained in any instrument appointing a proxy shall be valid, notwithstanding the death of the grantor or the revocation of the proxy, unless notice in writing of the death or revocation had been received at the office of the Company, or by the chairman of the meeting, prior to the vote.

(k)	In the case of any dispute with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)
The Chairman of the General Meeting may prevent the participation therein of a person who is neither a Shareholder nor a proxy of a Shareholder, unless the General Meeting shall otherwise resolve. The General Meeting may resolve to prohibit the participation of a person who is neither a Shareholder nor a proxy of a Shareholder.

18.3	Annual Meeting

(a)	Convening an Annual Meeting

(1)	The Company will conduct each year an Annual Meeting no later than 15 (fifteen) months following the previous Annual Meeting.

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)
If it is impractical to convene an Annual Meeting or to conduct it in the manner fixed in these Articles and/or the Companies Law, the court may, upon application by the Company, by a Shareholder entitled to vote at the General Meeting or by a Director, order that the Meeting be convened and conducted in the manner specified by the Board of Directors.

(b)	Agenda

(1)	The agenda of an Annual Meeting will include a discussion of the audited financial statements and the report of the Board of Directors, and may also include the following:

(i)	the appointment of Directors;

(ii)	the appointment of an Auditor;

(iii)	any other matter specified by the Board of Directors;

(iv)	any matter requested by shareholders of the Company holding at least 1% of the voting rights of the Company, provided that the matter is appropriate;

(2)	Resolutions may be adopted at an Annual Meeting only in those matters specified in the agenda.

18.4	Special Meetings

(a)	Convening a Special Meeting:

(1)	The Board of Directors will convene a Special Meeting:

(i)	upon its resolution to such effect;

(ii)	upon a demand made by the lesser of (a) 2 (two) Directors or (b) one-fourth of the Directors then serving;

(iii)
upon a demand made by Shareholders holding shares constituting at such time at least: (a) 5% (five percent) of the issued share capital and 1% (one percent) of the voting rights of the Company; or (b) 5% (five percent) of the voting rights of the Company;

(2)
If a demand is made to the Board of Directors to convene a Special Meeting as aforesaid, it will convene such Meeting within 21 (twenty-one) days from the date of the demand, to a date specified in the invitation which will be not earlier than 21 (twenty-one) days and not later than 35 (thirty-five) days from the date of publishing the notice of the General Meeting, or from such other date specified in the Regulations with respect to General Meetings in which it is possible to vote by way of Proxy Card.

(3)
In the event that the Board of Directors fails to convene the Special Meeting, then the Director(s) who demanded the meeting, or part of the demanding Shareholder(s) that hold at least half of the voting rights of such demanders, may convene the Special Meeting; provided, however, that the meeting will not take place later than 3 (three) months from the date of the demand for such meeting.

A Special Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses necessary to convene the meeting which were incurred by the Director or the demanders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)
The agenda at a Special Meeting will be set by the Board of Directors; and if the Special Meeting is convened upon demand as specified in sub-Article(a) above, those matters specified by the Directors or Shareholders who demanded that the Special Meeting be convened shall be included in the agenda, provided that such matters are suitable, in accordance with the Companies Law and these Articles, to be included in the agenda of a General Meeting.

(2)	Only matters included on the agenda will be discussed at a Special Meeting.

18.5	Notice of a General Meeting and the Date for its Publication

(a)	The form of notice of a General Meeting:

(1)	The notice of a General Meeting shall include:

(i)	the agenda;

(ii)	proposed resolutions;

(iii)	with respect to a General Meeting in which it is possible to vote by way of Proxy Card- arrangements to vote by way of Proxy Card;

(iv)
if the shares of the Company are traded or listed for trade outside of Israel – any other matter that is required under the laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

The aforesaid will be as determined by the Board of Directors, unless provisions with respect thereto are set forth in the Regulations and/or in any applicable other law, regulations or rules.

(2)	A General Meeting may adopt a resolution different from that specified in the notice, if so provided under a Regulation.

(b)	Publication of notice of a General Meeting.

(1)	The Company shall deliver to each of its Shareholders who are listed in the Shareholders Register notice of at least twenty-one (21) days of any General Meeting.

(2)
Notice of a General Meeting will be published if so required by the Regulations; and if shares of the Company are traded outside of Israel, the Company shall provide notice of its General Meetings to its Shareholders who are listed in the Shareholders Register, in accordance with the applicable laws and rules in effect in the country and the stock market in which its shares are registered or listed for trade.

18.6	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum is present at the beginning of the meeting.

(b)
A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company.

(c)
If a share is jointly owned, the joint owner’s name that appears first in the Shareholders Register will attend the General Meeting. If he does not attend, the joint owner whose name appears thereafter may attend the General Meeting, and so forth.

(d)
A Shareholder voting by way of ~~Proxy~~ proxy shall be deemed present at the General Meeting if the proxy appointment shall be received by the Company 24 hours prior to the beginning of the General Meeting, unless otherwise determined by the Board of Directors.

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed present at a General Meeting for the purposes of calculating a quorum.

(f)
If a quorum is not present within one half hour of the time specified for the commencement of the General Meeting, the General Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the General Meeting.

(g)
If a quorum is not present within one half hour from the time set for commencing the adjourned General Meeting the General Meeting will take place regardless of whether a quorum is present; provided, however, that if the General Meeting was convened upon Shareholders' demand under Article 18.4(a)(1)(iii) above, and a quorum is not present within one half hour from the time set for the commencement of the adjourned General Meeting, the General Meeting will not take place unless the minimum Shareholders required to demand the convening of a Special Meeting under Article 18.4(a)(1)(iii) above are present.

18.7	Validity Notwithstanding Defect

(a)	Subject to any applicable law, a resolution adopted by the General Meeting shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the General Meeting in which it was adopted, unless and until such resolution is cancelled by the c~~C~~ourt at the request of a Shareholder, in accordance with the provisions of Section 91 of the Companies Law.

(b)
With respect to a defect in the time, place or manner in which a General Meeting was convened, a Shareholder who arrived at that General Meeting despite the defect shall not petition the court for the cancellation of a resolution adopted at such General Meeting.

18.8	The Chairman of the Meeting

(a)	A Chairman shall be elected for a General Meeting.

(b)
The election of the Chairman of a General Meeting shall take place at the beginning of the General Meeting, which will be opened by the Chairman of the Board of Directors or by a Director which the Board of Directors has empowered therefore.

(c)	The Chairman of the General Meeting will not have a casting vote.

18.9	Postponing a General Meeting

(a)	A General Meeting at which a quorum is present may adjourn the meeting to another time or place to be specified.

(b)	At a adjourned General Meeting, the only matters to be discussed will be those matters on the agenda of the General Meeting with respect to which no resolutions have been adopted.

(c)
In the event the General Meeting is adjourned for more than 21 (twenty-one) days, the Company shall provide notices of the adjourned General Meeting in same manner required hereunder for the convening of a General Meeting.

(d)
If at the adjourned General Meeting a quorum is not present within one half hour from the time set for the commencement of the meeting, the General Meeting will take place regardless of the number or aggregate voting power of the Shareholders present.

18.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	Subject to the provisions of the Companies Law and these Articles, a Shareholder entitled to participate in a General Meeting may vote at that General Meeting.

(2)	No shareholder shall be entitled to vote at a General Meeting with respect to a specific share, unless he has paid all calls and all amounts then due by him in respect of the said share.

(3)
With respect to voting for jointly owned shares, the joint owner whose name first appears in the Shareholders Register will be entitled to vote; if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(4)	In the event of disputes with respect to voting rights, the Chairman of the meeting shall prevail and his decision shall be final and binding.

(b)	Voting at General Meetings

(1)
Subject to special rights, conditions, privileges and/or restrictions which may be attached to a specific class of shares, each holder of share(s) which entitle their holder to vote, shall have one vote for each share held by him.

(2)
A Shareholder may vote at a General Meeting in person or by proxy, with respect to each share held by him which entitles him to vote, in accordance with Article 18.2(d) above. A shareholder who is entitled to participate and vote at a General Meeting in respect of more than one share may vote on a resolution in one direction (in favor of, against, or abstain) in respect of any part of his shares, and on the same resolution, in other directions in respect of any other part or parts of his shares.

(3)
In addition, a Shareholder may vote by way of Proxy Card in accordance with the provisions of the Companies Law or any other applicable law, on~~and~~ the matters specified therein, only if and after the provisions with respect thereto shall become effective and binding upon the Company.

(4)
Subject to the provisions of the Companies Law and these Articles, all resolutions at a General Meeting will be adopted by a count of votes, in which a Majority of votes cast are in favor of the adoption of the resolution.

(5)	The announcement of the Chairman of the meeting that a resolution has been adopted or rejected, unanimously or by a certain majority, will be prima facie proof thereof.

18.11	Minutes of a General Meeting

(a)	The Company will prepare, at the Chairman's responsibility, minutes of the proceedings at a General Meeting; these minutes shall be signed by the Chairman of the General Meeting.

(b)	Minutes signed by the Chairman of the General Meeting will be deemed prima facie proof of their content.

(c)	A Shareholder may review the Register of the minutes of the General Meeting and receive, upon his request, copies of such minutes.

            19.           The Board Of Directors

19.1	The duties and authorities of the Board of Directors will be as provided in the Companies Law and in these Articles.

19.2
The number of the members of the Board of Directors shall be as set from time to time by resolution of the General Meeting, provided that there will  be no fewer than 5 (five) nor more than 10 (ten) Directors (including ~~the~~ External Directors, as such term is defined in the Companies Law~~Outside Directors~~).

19.3	Appointment of Directors

(a)
A Director, who is not an External Director, will be appointed by the Annual Meeting and will serve until the conclusion of the next Annual Meeting. A Director appointed by a General Meeting shall commence serving at the conclusion of the General Meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he was appointed.

(b)
The Board of Directors may appoint a Director to fill the place of a Director whose appointment has expired during the term, and may appoint a Director(s) if the number of Directors then serving falls below the minimum number specified in Article 19.2 above. A Director so appointed shall commence his tenure from the date of his appointment, and will serve until the end of the next General Meeting following his appointment, which has on its agenda the appointment of Directors and in which Directors are appointed; such a Director may be reappointed by such General Meeting.

(c)
In the event that the tenure of a Director expires, or that the number of Directors then serving shall fall beneath the minimum number set forth in Article 19.2 above, the Board of Directors may continue to act, provided that the number of Directors then serving shall be no fewer than half of said minimum number of Directors. In the event that the number of serving Directors shall fall below half of the minimum number set forth in Article 19.2 above, the Board of Directors shall act only in an emergency and in order to convene a General Meeting for the election of Directors.

19.4	~~A Legal Entity as a Director~~

~~(a)~~	~~A legal entity may serve as a Director.~~

~~(b)~~	~~A legal entity serving as a Director will appoint an individual qualified to serve as a Director to act on its behalf, and may replace him subject to his obligations to the Company.~~

~~(c)~~	~~The appointment and/or replacement of an individual as aforesaid shall be effected by written notice to the Company signed by those persons authorized to sign on behalf of the appointing legal entity.~~

~~(d)~~	~~The name of the individual will be recorded in the Directors’ Registry as the person serving on behalf of the appointing legal entity.~~

~~(e)~~	~~The obligations of a Director will apply to the individual serving on behalf of the appointing legal entity, as well as to the legal entity Director who appointed him.~~RESERVED

19.5	The expiration of the term of a Director

The term of a Director shall expire in any of the following instances and any other instance provided under the Companies Law:

(a)	Upon his death.

(b)	If he is found to be non compos mentis.

(c)	Upon his resignation.

(d)	Upon his removal by a resolution of the General Meeting of the Company.

(e)
In the event he or she has been declared bankrupt; or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto.

19.6	Alternate Director

(a)
A Director may appoint, dismiss and/or replace an individual who is qualified to serve as a director and who is not then a Director, as an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board of Directors of the Company. Upon the expiration or termination of the tenure of the appointing Director, the tenure of the Alternate Director appointed by him will also expire.

(b)	An Alternate Director will not be entitled to participate or vote at a meeting of the Board of Directors at which the appointing Director is present.

(c)	An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

19.7	The Chairman of the Board of Directors

(a)	Subject to the Companies Law, t~~T~~he Board of Directors may appoint a Chairman of the Board of Directors from amongst its members, by a resolution adopted by a Majority of votes.

(b)
The term of office of the Chairman of the Board shall be until the earlier of the termination of his tenure as a director and the adoption of a resolution as to the termination of his office as Chairman.

(c)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(d)
The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event that the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or is unable to fulfill his position, his position will be filled by the Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed), who shall then have the authority of the Chairman of the Board of Directors.

(~~d~~e)
If both the Chairman of the Board of Directors and Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed) are absent from a meeting of the Board of Directors, the Board of Directors shall appoint at the commencement of the meeting one of its members to chair the meeting and to sign the minutes of the meeting.

Neither the Chairman of the Board of Directors nor another Director appointed to chair a meeting of the Board of Directors, including the alternate or Deputy Chairman, shall have an additional or casting vote.

19.8	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and their location

(1)	The Board of Directors will convene meetings as dictated by the needs of the Company, and at least once every three (3) months.

(2)
Each meeting of the Board of Directors shall be held in the registered Office of the Company, unless the Board of Directors otherwise resolves.  If a meeting of the Board of Directors shall take place outside of Israel, the Company will bear travel and other reasonable expenses of the Directors incurred due to their participation in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, subject to sub-Article (c) below.

(4)
The Chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay, subject to sub-Article (c) (1) below, upon the demand of any two Directors, or if the Board of Directors has at such time five or fewer serving Directors – upon the demand of one Director.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include all of the following:

(a)	matters specified by the Chairman of the Board of Directors, if any;

(b)
any matter which a Director or the General Manager has requested that the Chairman of the Board of Directors include in the Agenda of that meeting, within a reasonable time prior to the scheduled meeting of the Board of Directors;

(c)	a matter for the discussion and/or resolution of which a Director has requested to convene a meeting of the Board of Directors;

(2)
The Agenda at a meeting of the Board of Directors which is to be convened, in accordance with the provisions of the Companies- Law, by a Director and/or by the General Manager and/or by the Auditor, shall include those matters for discussion and/or resolution of which said meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)
Notice of the meeting of the Board of Directors shall be given to each Director orally or in writing, a reasonable time prior to the time of the meeting but not less than 48 hours prior to that meeting; provided, however, that in ~~if the Chairman of the Board of Directors or, in his absence, his Deputy, as the case may be, has decided that it is necessary to convene an~~ urgent cases, and with the approval of the majority of the members of the Board of Directors, ~~meeting of~~ the Board of Directors may convene without giving any prior notice. ~~, even shorter advance notice may be given as determined by the Chairman of the Board of Directors, or in his absence by the Deputy, as the case may be.~~

(2)	The time and place at which the meeting will be convened will be specified in the notice in reasonable detail, in addition to the items on the agenda of said meeting.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director at his last address provided by him to the Company.

~~(4)~~	~~Notwithstanding the aforesaid, with the consent of all of the Directors, a meeting of the Board of Directors may be convened without any advance notice.~~

(~~5~~4)
At the meeting of the Board of Directors, only matters specified on the agenda will be discussed, unless all of the Directors are present at the meeting and have agreed to discuss a matter not on the Agenda.

(d)	Participation in meetings of the Board of Directors

(1)	Subject to the provisions of the Companies Law and these Articles, any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)
The General Manager may participate in Meetings of the Board of Directors and so may an Officer or another person invited to participate by the Chairman of the Board of Directors, by a Director and/or by the Board of Directors.

(3)	Notwithstanding the above, the Board of Directors shall be entitled to prevent any person who is not a Director or an Alternate Director from being present at meetings of the Board of Directors.

(e)	Quorum

(1)
The quorum required to commence a meeting of the Board of Directors shall be a majority of the members of the Board of Directors then serving who are not prevented under the Companies Law from participating in the meeting, but in no event less than two Directors.

(2)	No discussion shall be held at a meeting of the Board of Directors unless at the beginning of the meeting a quorum is present.

(3)
If within one-half hour from the time set for commencing the meeting of the Board of Directors, a quorum is not present, the meeting will be adjourned to the following day at the same place and at the same time. If at such adjourned meeting of the Board of Directors a quorum is not present within a half an hour from the time set for commencing said adjourned meeting, the meeting may be held, and resolutions may be adopted, regardless of the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)
At a meeting of the Board of Directors in which a quorum is present, the Board of Directors may resolve to adjourn the meeting to another time. At an adjourned meeting as aforesaid, only those items which were on the agenda for the original meeting but with respect to which no resolution was adopted, may be discussed.

(2)	If a meeting of the Board of Directors is adjourned, the Company shall notify all of those Directors who were not present at such meeting, of the postponement.

(3)	In the event that a meeting of the Board of Directors has been adjourned as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the adjourned meeting.

(g)	Voting and the Adoption of Resolutions at Meetings of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	Resolutions of the Board of Directors will be adopted by a Majority of all of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)
The Company shall prepare, at the responsibility of the Chairman of the Board of Directors, minutes of all of the procedures of the Board of Directors; these minutes shall be signed by the Chairman of the meeting.

(2)	Minutes approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting shall be prima facie proof of the contents thereof.

(i)	Holding Meetings of the Board of Directors by Telecommunications

(1)
The Board of Directors may hold meetings by any means of telecommunications, including video or telephone conference, provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by telecommunications shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, providing that all of the Directors entitled to participate in and vote at the meeting have agreed thereto.

(2)
In the event a resolution has been adopted without convening as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record the minutes of such resolution and affix thereto the signatures of all of the Directors. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Validity Notwithstanding Defect

Subject to any applicable law, a resolution adopted by the Board of Directors shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the meeting in which it was adopted.

19.9	Committees of the Board of Directors

(a)	The Board of Directors may establish committees and appoint members thereto from amongst the members of the Board of Directors (hereinafter: “Committees of the Board of Directors”).

(b)
Subject to the provisions of the Companies Law and these Articles, the Board of Directors may delegate its authority to Committees of the Board of Directors and determine the framework of the authority and the actions of the Committees of the Board of Directors.

(c)
A resolution adopted, or an action taken, by a Committee of the Board of Directors with respect to a matter which the Board of Directors has delegated to it, shall be deemed a resolution adopted or an action taken by the Board of Directors.

(d)	Committees of the Board of Directors shall report to the Board of Directors regarding their resolutions or recommendations requiring Board of Directors' approval, ~~at their earliest convenience after their adoption~~a reasonable time prior to the meeting of the Board of Directors in which they are brought for discussion and approval.~~.~~

(e)	Subject to sub-Article 20.4 below, p~~P~~rocedural provisions applying to the Board of Directors will also apply to Committees of the Board of Directors, mutatis mutandis.

(f)	Resolutions of the Committees of the Board of Directors, other than Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote.

(g)	Subject to sub-Article 20.4 below, m~~M~~inutes of the Committees of the Board of Directors shall be prepared, signed and kept in the same manner as minutes of the Board of Directors, mutatis mutandis.

(h)
Subject to the Companies Law, t~~T~~he Board of Directors may cancel a resolution of a Committee of the Board of Directors and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors; provided that any cancellation or revocation as aforesaid will not derogate from a resolution upon which the Company has acted in connection with a third party who is not aware of its cancellation or revocation.

19.10	Miscellaneous

(a)
Actions taken by or pursuant to resolutions of the Board of Directors, by a Committee of the Board of Directors or by any person serving as a Director shall be valid and effective notwithstanding that it is subsequently discovered that there was a defect in the appointment of the Directors or the aforesaid Committee, or all or part of the Directors were unqualified, as if each of the Directors had been properly and legally appointed and all of them were qualified to serve as Directors, or as if the Committee had been appointed lawfully.

(b)
The General Meeting may approve any Action taken by the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Board of Directors.

(c)
The Board of Directors may approve any Action within the scope of its authority, which was taken by a Committee of the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Committee of the Board of Directors.

20.	Audit Committee

20.1
The Board of Directors shall appoint from amongst its members an Audit Committee of at least three members designated by the Board of Directors, in which most members shall be Independent Directors, as such term is defined in the Companies Law, and each of the ~~Outside Director~~External Directors shall be a member.

20.2	The chairman of the Audit Committee shall be an External Director.

20.3 .
Resolutions of the Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote, provided that such Majority shall consist of Independent Directors, out of which at least one director shall be an External Director

20.~~2~~4	The duties and authorities of the Audit Committee, as well as procedural requirements applying to the Audit Committee, shall be as provided in the Companies Law.

21.       The General Manager

21.1	The Company shall appoint one or more General Managers to the Company.

21.2
The General Manager will be appointed and/or dismissed by the Board of Directors. The ~~Board of Directors shall decide the~~ terms of the General Manager’s employment shall be decided in accordance ~~to~~with the applicable procedure required under of the Companies Law~~,~~ . ~~provided that if the General Manager is also a Director, the approval of the terms of his employment shall require the same procedure as approval of the terms of service of a Director.~~

21.3
The General Manager shall be responsible for the general management of the Company’s affairs, within the framework of the policies set by the Board of Directors, and subject to the directives of the Board of Directors.

21.4	The General Manager shall have all management and executive authorities of the Company not assigned in these Articles or under the Companies Law to another organ of the Company.

21.5	The General Manager shall report to the Board of Directors.

21.6
The Board of Directors may direct the General Manager how to act in a given matter; and should the General Manager fail to execute such a directive, the Board of Directors may then exercise the authority required to implement the directive in his stead. Without derogating from the aforesaid, The Board of Directors may assume any authority otherwise given to the General Manager, for a specific purpose or for a specific period of time which shall not exceed the necessary period of time required under the circumstances.

21.7
In the event that the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director to exercise such authority in his stead for as long as such exercise is necessary under the circumstances.

22.       Internal Auditor

22.1	The Board of Directors shall appoint an Internal Auditor, upon the recommendation of the Audit Committee.

22.2	The Internal Auditor shall report to the Chairman of the Board of Directors.

22.3	The duties and authorities of the Internal Auditor shall be as provided in the Companies Law.

23.       Auditor

23.1	Appointment of an Auditor

(a)	The Company will appoint a certified accountant to be an Auditor. The Company may appoint several Auditors to conduct the audit jointly.

(b)
An Auditor will be appointed at each Annual Meeting and will serve in his position until the end of the following Annual Meeting, or until a later time determined by the General Meeting, provided that an Auditor shall serve no longer than until the end of the third Annual Meeting after the Annual Meeting in which he was appointed. An Auditor who has completed a period of appointment as aforesaid may be reappointed.

(c)
In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene a Special Meeting as soon as possible to appoint an Auditor.

(d)
The position, authorities and duties of the Auditor shall be as provided in the Companies Law. The Audit Committee of the Company shall have the authority to recommend to the Board of Directors with respect to the remuneration of the Auditor for the auditing services, as well as to supervise the Auditor's work and remuneration.

24.       Secretary

24.1	The Board of Directors may appoint a Secretary to the Company, may dismiss the Secretary and appoint another in his stead, and may determine the remuneration and terms of service thereof.

24.2
The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or safe keep and/or submit to the Registrar of Companies or any other authority, and will fulfill the duties assigned to him by the Board of Directors. The Secretary of the Company may sign on behalf of the Company documents and reports to be submitted to the Registrar of Companies.

25.       Rights Of Signature And Stamp Of The Company

25.1	The Board of Directors will determine the stamp and/or seal of the Company.

25.2	The Board of Directors will designate the persons authorized to sign on behalf of the Company and the form of signature.

25.3	Without derogating from the aforesaid, documents and/or reports or notices to the Registrar of Companies may also be signed by the Secretary.

26.       Financial Reports

26.1	The Company will keep books of account and will prepare Financial Reports as required under any applicable law.

26.2	The Audited Financial Reports will be approved by the Board of Directors as provided under any applicable law.

27.       Dividends And Bonus Shares

27.1	General

(a)	A Shareholder shall be entitled to receive only such dividends and/or bonus shares as the Company may resolve to distribute, if any.

(b)	The distribution of dividends and the issuance of bonus shares shall be within the authority of the Board of Directors.

(c)
The Shareholders entitled to a dividend and/or bonus shares, as the case may be, shall be those Shareholders who are Shareholders at the time of  the adoption of the resolution to distribute such dividend or bonus shares, or at such later date as may be provided in such resolution (hereinafter: the “Ex-dividend Date”).

(d)	Dividends and/or bonus shares distributed by the Company will be distributed pro rata to the par value of each share.

(e)
Notwithstanding the aforesaid, in the event that the Company has shares with different rights, dividends and/or bonus shares distributed by the Company will be distributed in accordance with the rights attached to its shares with respect to dividend and/or bonus shares.

(f)
In the event that a Shareholder has not rendered payment to the Company in full of the consideration then due to the Company for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect only to a number of shares proportionate to the amount paid or credited as of the Ex-Dividend Date, pro rata temporis, on account of the consideration then due.

27.2	Distribution of Dividends

(a)	The Company may distribute dividends subject to and in accordance with the provisions of the Companies Law.

(b)
Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Share Registry.

27.3	Distribution of Bonus Shares

(a)	Subject to the provisions of the Companies Law, the Board of Directors may issue bonus shares.

(b)
In the event that bonus shares are distributed, the Company shall convert to share capital, by resolution of the Board of Directors, a portion of its profits and/or premium paid to it on shares and/or from any other source included in its equity in accordance with the latest Financial Statements, an amount equal to the par value of the Bonus Shares.

(c)	As part of any resolution with respect to the distribution of Bonus Shares, the Board of Directors will empower a person to sign the allotment agreement of Bonus Shares on behalf of the Shareholders.

28.       The Office

28.1	The Company shall maintain a registered office in Israel, to which any notice to the Company may be submitted (hereinafter: the “Office”).

28.2	Subject to Article 28.1 above, the Company may change the address of the Office, as may be determined from time to time by the Board of Directors.

29.       The Shareholders Register

29.1	The Company will maintain a Shareholders Register and a Material Shareholders Register in accordance with the Companies Law.

29.2	The Shareholders Register will be prima facie proof of the content thereof in the case of any conflict between the content of the Shareholders Register and that of any Share Certificate.

29.3	All reports received by the Company under the Securities Law with respect to the shareholdings of Material Shareholders will be kept in the Material Shareholders Register.

29.4	Modifying and Amending the Shareholders Register

The Company shall change the registration of ownership of shares in the Shareholders Register and, where applicable, in the Material Shareholders Register, in any of the following cases:

(a)	The Company has received a Share Transfer Deed in accordance with Article 16 hereinabove, and the Board of Directors has not declined to transfer the shares.

(b)	It has been proven to the Company that the conditions for transferring the shares have been fulfilled.

(c)	The Board of Directors is convinced that there is an error in the content of the Shareholders Register.

(d)
Any other circumstances constituting sufficient cause, in accordance with these Articles or the Companies Law, to record a change in the Shareholders Register, including assignment of the shares by operation of law.

(e)	The Company has received a court order to change the Shareholders Register.

29.6	Additional Shareholders Register outside Israel

The Company may maintain an additional Shareholders Register outside of Israel, in which case the Company shall record in its primary Shareholders’ Register the number of shares recorded in the aforesaid additional Shareholders Register and, if such shares are numbered, the serial numbers of those shares recorded in said additional Shareholders Register. Other procedures regarding said additional Shareholders Register shall be determined by the Board of Directors, to the extent they are not set forth in the Regulations.

29.7     Inspecting the Shareholders Register

The Shareholders Register and the Material Shareholders Register shall be open for inspection by any person.

30.       Directors Register

The Company will maintain a Directors Register, which shall contain a listing of the names and addresses of the Directors of the Company and their Alternates, in accordance with the Companies Law.

31.       Encumbrances Register

31.1	The Company will maintain an Encumbrances Register which will include:

(a)	Encumbrances placed upon specific assets of the Company.

(b)	Floating charges on the Company’s enterprise and property.

31.2	The Encumbrances Register will be kept at the Office, together with copies of any documents creating or placing an encumbrance.

31.3	The Encumbrances Register, together with copies of the documents set forth in Article 31.2 above, will be open for inspection, free of charge, by any Shareholder or creditor of the Company.

31.4
The Encumbrances Register will be open for inspection by any person other than a Shareholder of creditor of the Company, for a fee in such amount as may be determined by the Company from time to time, provided however that the amount of such fee shall not exceed the maximum amount specified in the Regulations..

32.       The Register Of Secured Debenture Holders

32.1
The Company will maintain a Register of Secured Debenture Holders, in which the name of each Secured Debenture Holder, the amount of any Debenture, the interest thereupon, the date of payment thereof and the encumbrance given as security for the Debenture, will be entered.

32.2	The Debenture Holders Register will be maintained in the Office, together with a copy of a Debenture from each Series of Debentures issued by the Company.

32.3
The Debenture Holders Register and copies of Debentures as provided in 32.2 above will be open for inspection by Shareholders and Debenture Holders; provided, however, that the Board of Directors may resolve to close same for a period or periods of time not exceeding, in the aggregate, 30 (thirty) days in each calendar year.

33.       Notices

33.1
Notices to shareholders and other documents delivered to the Shareholders registered in the Shareholders Register (hereinafter: “Notices”) shall be delivered to such Shareholders personally, by mail or facsimile transmission, or by electronic mail, to the address recorded in the Shareholders Register.

33.2
A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed received by the Shareholder on the business day following the day on which it was sent. A Notice sent by mail shall be deemed received by a Shareholder whose address is in Israel 72 hours after its delivery or, if the address of a Shareholder is outside of Israel, within 120 hours after the Notice is delivered to a post office in Israel.

Annex B

[CAMTEK LETTERHEAD]

To:
________________________
________________________

LETTER OF INDEMNIFICATION

1.	Undertaking for Indemnification - General

1.1
You serve or have been appointed to serve as an officer and/or director ("Office Holder") of Camtek Ltd., a company organized under the laws of the State of Israel (the "Company"). ~~We hereby inform you that~~ T~~t~~he Audit Committee, the Board of Directors, and the General Meeting of the Company resolved, on March 9, 2000, to grant an undertaking for indemnification to the O~~o~~ffice H~~h~~olders of the Company.

1.2
In ~~resolutions~~ consideration of your continuing service to the Company ~~your capacity as an Office Holder of the Company and in accordance with the aforementioned~~, the Company undertakes to indemnify you with respect to any liability or expense imposed upon you as a result of an action made or to be made by you in your capacity as an O~~o~~ffice H~~h~~older of the Company, in accordance with and subject to the provisions set forth below.

1.3	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (the “Companies Law”).

1.4	This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of office holders.

2.	The Substance of the Indemnification

2.1
The Company shall indemnify you with respect to a liability or expense imposed upon you as a result of an action~~, including an~~or om~~m~~ission ("Action"), made or taken by you in your capacity as an O~~o~~ffice H~~h~~older of the Company, including such an A~~a~~ction made or taken by you in your capacity as an Office Holder in ~~a~~ any other company controlled, directly or indirectly, by the Company ("Subsidiary") or a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company ("Affiliate")~~subsidiary or affiliated company of the Company~~, as follows:

(a)	A financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court; and

(b)
Reasonable litigation expenses, including legal fees, incurred by you or imposed upon you by a court, in proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted; and

(c)
Reasonable litigation expenses, including attorney's fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, which concluded without the filing of an indictment against you and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and~~.~~

(d)
expenses, including reasonable litigation expenses and legal fees, incurred by you in relation to a proceeding instituted against you: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Israeli Securities Law, 5728-1968 (the "Securities Law"), or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(e)	Payment to an injured party, pursuant to section 52ND (a)(1)(a) of the Securities Law.

2.2	If and to the extent prohibited by law, ~~Notwithstanding the aforesaid,~~ the Company ~~you~~ will not ~~be~~ indemnify you for any amount you may be obligated to pay~~ied~~ with respect to:

(a)	a breach of your duty of loyalty, except where you have acted in good faith and with reasonable grounds to assume that your A~~a~~ctions would not adversely affect the Company;

(b)	a breach of the duty of care committed willfully or recklessly, unless committed through mere negligence;

(c)	anA~~a~~ction taken with the intention of receiving an unlawful personal gain; ~~or~~

(d)	any fine, civil fine, financial sanction or ~~administrative pecuniary punishment~~monetary settlement in lieu of a criminal proceeding imposed upon you; or

(e)	a proceeding instituted against you pursuant to the provisions of Chapters H'3, H'4 and I'1 of the Securities Law.~~.~~

2.3
The Company will make available all amounts needed in accordance with section 2.1 above when such amounts become payable by you ("Time of Indebtedness"), and with respect to items referred to in sections 2.1(c) and 2.1(d) above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification.  As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.4
You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are an Office Holder of the Company, a Subsidiary or an Affiliate; provided that the obligations are in respect of Actions taken while you were such an Office Holder within the scope of your responsibilites.

3.	The Amount of Indemnification

3.1
The total aggregate indemnification amount ~~of indemnification~~ that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described herein, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification. ~~be up to US $25,000,000 (twenty-five million US dollars)~~ (hereinafter: the “Maximum Indemnification Amount”).

3.2
To remove any doubt, it is hereby clarified that the Maximum Indemnification Amount is the maximum amount of indemnification for all of the O~~o~~ffice H~~h~~olders of the Company together, whether with respect to the same cause or a number of causes, and such amount will be allocated amongst them in accordance with the chronological order in which the suits and/or claims, with respect to which indemnification is to be granted, were filed, up to said Maximum Indemnification Amount.

3.3
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy, and/or not actually paid, and you will not be entitled to payment from the Company for damages with respect to which you have already received payment from an insurer and/or from the Company and/or from any other party.

3.4	Subject to the aforesaid, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.	Categories of Events to which the Indemnification Applies

The indemnification shall apply to such liabilities as aforesaid, resulting from any Actions in connection with any ~~arising from one or more~~ of the following events:

4.1
an offer and/or issuance of securities of the Company to the public and/or to certain persons, under a prospectus or in a private placement, including the planned offering and the prospectus to be published in Nasdaq, and the content of documents for the performance thereof;

4.2
A~~a~~ctions and/or reports resulting from or relating to the Company’s status as a “public company” whose shares have been offered to the public and are traded on Nasdaq in the United States, and/or in any other exchange, including without limitation the grant of information, data, representations, opinions, reports or notices to any third party pursuant to any law or regulation to which the Company is subject as a result of the aforementioned;

4.3	resolutions and/or A~~a~~ctions regarding the management of the Company’s business;

4.4	resolutions and/or A~~a~~ctions regarding environmental issues;

4.5	resolutions and/or A~~a~~ctions regarding patents, models, trademarks or other intellectual property, and/or requests for infringement thereupon;

4.6
resolutions and/or A~~a~~ctions regarding investments in the Company and/or the acquisition of assets, including the acquisition of companies and/or businesses and/or the investment of funds in tradeable securities and/or in any other form;

4.7	resolutions and/or A~~a~~ctions concerning labor relations;

4.8	resolutions and/or A~~a~~ctions regarding agreements of the Company with others, including for example: customers, suppliers, contractors, etc.;

4.9
resolutions and/or A~~a~~ctions concerning ~~subsidiaries~~ Subsidiaries and/or ~~affiliated companies~~Affiliates, including resolutions and/or A~~a~~ctions as O~~o~~ffice H~~h~~olders in such ~~subsidiaries~~ Subsidiaries and/or ~~affiliated companies~~Affiliates;

4.10	a monetary liability to a third party due to the distribution of a dividend;

4.11	resolutions and/or A~~a~~ctions concerning the provision of an opinion with respect to a tender offer, or any other A~~a~~ction concerning and/or related to a tender offer;

4.12	resolutions and/or A~~a~~ctions concerning a merger; and

4.13	resolutions and/or A~~a~~ctions concerning the approval of transactions with ~~office~~ Office H~~h~~olders and/or controlling shareholders;~~.~~

4.14	Actions taken pursuant to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published;

4.15	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaires and Affiliates;

4.16	Payments to injured parties pursuant to section 52ND(a)(1)(a) of the Securities Law.

Exemption

5.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in section 2.2 above.

Miscellaneous

~~5.~~
~~In the event that a legal proceeding is commenced against you, the Company will makeavailable to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled for indemnification, unless the Company shall take upon itself to handle the proceedings as provided hereinbelow.~~

6.	In any event in which you are entitled to indemnification, such indemnification shall be subject to the following conditions:

6.1
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings against you, without delay following your first becoming aware thereof; and you shall deliver to the Company or to such person as it shall advise you, all documents and information you receive in connection with such proceedings.

Furthermore, you must keep the Company informed at all times with respect to events which raise concerns that they will cause legal proceedings to be initiated against you.

6.2
The Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you, in which case another attorney will be selected by the Company.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interests between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. Subject to the limitations stated above, the Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, t~~T~~he Company and/or the selected attorney shall be entitled to act exclusively and to conclude such proceedings in their discretion.

At the request of the Company, you will execute any document required to enable the Company and/or said attorney to conduct your defense and to represent you in all matters connected therewith, as aforesaid.

For avoidance of doubt, in case of criminal proceedings, the Company and/or selected attorney will not have the right to plead guilty on your behalf or to agree to a plea bargain on your behalf, without your consent. Furthermore, in a civil proceeding (whether before a court or as part of a compromise arrangement) neither the Company nor said attorney shall be entitled to admit on your behalf, the existance of any events for which you are not entitled to indemnification under this Indemnification Letter  and/or under law, without your consent. However, nothing in the aforesaid shall be construed to prevent the Company, and/or said attorney with the approval of the Company, from reaching a monetary settlement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an event for which you are not entitled to indemnification under this Indemnification Letter and/or under law.

6.3
You will fully cooperate with the Company and/or with any attorney as aforesaid, in every reasonable way as shall be required by either of them, in the framework of their conduct of said legal proceedings, provided however that the Company shall cover all expenses incidental thereto, so that you will not be required to pay for or to finance such expenses by yourself.

6.4
The Company will have no liability or obligation to indemnify you as aforesaid for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

6.5
You shall neither admit to nor accept liability for an action with respect to which you are entitled to indemnification under this Indemnification Letter, without the prior written consent of the Company.

7.
In the event that any action, resolution, approval, or any other or further procedure shall be required in order to give force and/or effect to any of the above undertakings, the Company shall undertake to cause same to be taken, adopted, given and/or made, as applicable, so that all its above undertakings shall have full force and effect.

8.
Your rights under this Letter of Indemnification may not be assigned or transferred in any way. Notwithstanding the above, the indemnification under this Letter shall inure also to the benefit of your estate.

9.
Regarding indemnification for liabilities under the American Securities Law of 1933, in relation to securities of the Company registered for trade on Nasdaq (except in relation to expenses incurred by you or imposed upon you in a proceeding filed against you from which you have been aquitted), the Company shall indemnify you subject to its obligation to turn to the relevant court in the United States, as detailed in the Company's prospectus filed with Nasdaq, in order for that court to rule whether the provisions of this Letter of Indemnification conform to the American Securities Law of 1993, and your rights under this Letter of Indemnification shall be subject to the said court's final decision.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in section 2.1 above.

11.
If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.
Subject ot section 9 above, this Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Israel shall have any juridiction, over all matters in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

13.	This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you.

This letter is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Company and by the Board of Directors of the Company on September 18, 2011, and approved by the Company's shareholders on October 24, 2011.

Sincerely,

Camtek Ltd.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OCTOBER 24, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Yotam Stern or either one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 11:00 a.m., on Monday, October 24, 2011, at the offices of Shibolet & Co., advocates and Notaries, the Museum Tower, 4 Berkowitz St., Tel- Aviv, Israel, and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

October 24, 2011

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To amend the Articles of Association of the Company, as described in the Proxy Statement	☐	☐	☐
Do you have a personal interest with respect to proposal 1? YES ☐ NO ☐
2. Subject to the approval of item 1 above, to amend the letter of indemnification to be granted by the Company to each of its present and future directors and officers, as described in the Proxy Statement
	☐	☐	☐
Do you have a personal interest with respect to proposal 2? YES ☐ NO ☐
3. To re-approve the terms of employment of, and compensation to be paid to, the Company's director and Executive Vice President, Business & Strategy, Mr. Yotam Stern, who holds a controlling interest in the Company
	☐	☐	☐
Do you have a personal interest with respect to proposal 3? YES ☐ NO ☐
4. To approve the grant of options to the Company’s Active Chairman of the Board, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern - who both hold a controlling interest in the Company – pursuant to the Company’s 2003 Share Option Plan
	☐	☐	☐
Do you have a personal interest with respect to proposal 4? YES ☐ NO ☐
5. To re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2012 annual general meeting of shareholders
                     NOMINEES:
               Rafi Amit
               Yotam Stern
               Eran Bendoly

   ☐ FOR ALL   ☐ AGAINST ALL   ☐ FOR ALL EXCEPT:

6. To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2012 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.
Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder                                                                                       Date

Signature of Shareholder                                                                                        Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

2